

February 26, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Listed Funds Trust
   Issuer CIK: 0001683471
   Issuer File Number: 333-215588/811-23226
   Form Type: 8-A12B
   Filing Date: February 26, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- TrueShares Structured Outcome (March) ETF (MARZ)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden
Initial Listings Analyst